BEIJING BRUSSELS CENTURY CITY LONDON LOS ANGELES NEWPORT BEACH NEW YORK	Solicitors and International Lawyers 31st Floor, AIG Tower 1 Connaught Road Central Hong Kong S.A.R. telephone (852) 3512-2300 facsimile (852) 2522-1760 www.omm.com	SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

VIA EDGAR	July 12, 2011

WRITER’S DIRECT DIAL
(852) 3512-2380

David L. Orlic Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	WRITER’S E-MAIL ADDRESS dfreeman@omm.com

Re:	Tiens Biotech Group (USA), Inc. (“TBG”)
Schedule 13E-3
Filed on June 27, 2011
File No. 005-80742

Dear Mr. Orlic:

On behalf of TIENS (USA) Investment Holdings Group Overseas Limited, a company organized under the laws of the British Virgin Islands (“TIH”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of July 6, 2011 to Chunchun Yu of Tianshi Group Co., Ltd. with respect to the Schedule 13E-3, File No. 005-80742 (the “Schedule 13E-3”), filed on June 27, 2011 by TIH and the other filing persons named therein (collectively, the “Filing Persons”).  For your convenience, the text of the Staff’s comments is set forth below in bold and italics, followed in each case by the response.  Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.1 to the Schedule 13E-3 (the “Amendment”) filed concurrently with the submission of this letter.

o’melveny & myers llp
	-2-	July 12, 2011

Concurrently with the submission of this letter, the Filing Persons are filing via EDGAR the Amendment.  The Schedule 13E-3 has been amended in response to the Staff’s comments.  All capitalized terms used but not defined herein shall have the meaning as ascribed thereto under the Schedule 13E-3.

* * *

Source and Amount of Funds, page 2

1.	Please confirm in your disclosure that the Filing Persons will fund the $6.6 million purchase price with cash on hand, or provide the information required by Item 1007(b) and (d) of Regulation M-A.

The Schedule 13E-3 has been amended to clarify that the Filing Persons will fund the $6.6 million purchase price with cash on hand.  Please refer to pages 2 and 37 of the Amendment.

Factors Considered in Determining Fairness, page 11

2.	Please clarify why the Filing Persons believe that the following factors indicate fairness to the unaffiliated security holders:

•	that TBG will no longer be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934 (page 4);

•	the impossibility of a proposal to acquire the Shares by an independent entity succeeding without the consent of the Filing Persons (page 11);

•	that the Filing Persons intend to retain their majority holdings in TBG, and did not seek a buyer for TBG (page 12);

•	that the merger does not require approval by the stockholders or the board of directors of TBG (page 13); and

•	that a representative was not obtained to act on behalf of the unaffiliated stockholders of TBG (page 13).

The Schedule 13E-3 has been amended to clarify the points set forth above by revising, replacing and/or re-organizing the placement of the factors as appropriate. Please refer to the applicable sections of the Amendment.

3.
We note your disclosure that the filing persons did not consider net book value, because they did not believe that this measure was a material indicator.  Please supplement your disclosure in this location by stating the actual net book value, which appears to significantly exceed the Merger Price.  We note that this factor is also reflected on page 20 of the Piper Jaffray presentation, which indicates that the related multiple with respect to this deal is exceeded by the mean and median in every sector, and is below the minimum in all but one sector.

o’melveny & myers llp
	-3-	July 12, 2011

In response to the Staff’s comment, the Schedule 13E-3 has been amended to supplement the relevant disclosure with a statement of the net book value per share.  The Schedule 13E-3 has been amended to reflect the clarification above.  Please refer to page 13 of the Amendment.

Preparer and Summary of the Report, Opinion or Appraisal, page 15

4.
Please describe how the Filing Persons selected Piper Jaffray to perform the valuation analysis. See Item 1015(b)(3) of Regulation M-A.  You currently disclose the criteria for selection, rather than the method of selection.

In response to the Staff’s comment, the Schedule 13E-3 has been amended to disclose the method of selection.  Please refer to page 15 of the Amendment.

5.
We note your disclosure that Piper Jaffray’s valuation analysis was directed solely to the TIH board of directors. Please delete the term “solely.”  Alternatively, if you retain this limitation, disclose the basis for the financial advisor’s belief that shareholders cannot rely upon the opinion including (but not limited to) whether the financial advisor intends to assert the substance of the disclaimer as a defense to shareholder claims that might be brought against it under applicable state law. Describe whether the governing state law has addressed the availability of such a defense to the financial advisor in connection with any such shareholder claim; if not, a statement must be added that the issue necessarily would have to be resolved by a court of competent jurisdiction. Also disclose that the availability or non-availability of such a defense will have no effect on the rights and responsibilities of the board of directors under governing state law or the rights and responsibilities of either the financial advisor or the board of directors under the federal securities laws. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

In response to the Staff’s comment, the term “solely” has been deleted from page 15 of the Schedule 13E-3 in the Amendment.

Premiums Paid Analysis, page 21

6.
The data disclosed in this section doesn’t appear to match that appearing in the weighted average valuation table on page 22, nor are we able to tie the data in that table to the chart appearing on page 33 of the Piper Jaffray presentation.  Please advise, or revise your disclosure.

The Filing Persons respectfully advise the Staff that the apparent discrepancy between the data in the premiums paid analysis on page 21 and the data in the weighted average valuation table on page 22 can be explained as follows.  For purposes of the weighted average valuation table on page 22, Piper Jaffray applied the median percentage for each point in time presented in the premiums paid analysis on pages 21 and 22 to the historical price of the Shares on the date in question (these historical prices appear on page 17 of the Piper Jaffray presentation). For example, Piper Jaffray multiplied the closing price of the Shares of $1.00 per share on June 16, 2011, the date which was one day prior to the cut-off date for Piper Jaffray's analysis of June 17, 2011, by 1.197 (to reflect the 19.7% median one-day spot premium for U.S. Consumer Transactions shown on page 21) to arrive at the $1.20 value included in the weighted average valuation table on page 22.  Similarly, Piper Jaffray multiplied the closing price of $1.25 per share for the Shares on June 10, 2011, the date which was seven days prior to the cut-off date for Piper Jaffray's analysis of June 17, 2011, by 1.21 (to reflect the 21.0% median seven-day spot premium for U.S. Consumer Transactions shown on page 21) to arrive at the $1.51 value included in the weighted average valuation table on page 22.  The same methodology was used to calculate the other values presented in the table on page 22.

o’melveny & myers llp
	-4-	July 12, 2011

The Filing Persons believe that the confusion may have resulted from the Staff's assumption that the percentages suggested by the premiums paid analysis were being applied to the closing price per share of $1.05 for the Shares on June 17, 2011.  To avoid any such misunderstanding on the part of the reader, the table on page 22 has been revised in the Amendment to include a footnote showing the actual historical spot prices of the Shares that were used to calculate the values presented in the table.

* * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Filing Persons, as requested by the Staff.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Schedule 13E-3, please contact me at +852 3512-2380.

Very truly yours,

By: /s/ Douglas Freeman
Name: Douglas Freeman

EXHIBIT A

ACKNOWLEDGEMENT

Each of the undersigned hereby acknowledges that in connection with the Schedule 13E-3 (as amended by the Amendment) filed by the Filing Persons:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TIENS BIOTECH GROUP, INC.

By:	/s/ Jinyuan Li
Name:	Jinyuan Li
Title:	President

TIENS (USA) INVESTMENT HOLDINGS GROUP OVERSEAS LIMITED

By:	/s/ Jinyuan Li
Name:	Jinyuan Li
Title:	Director

TIENS INTERNATIONAL INVESTMENT HOLDINGS GROUP LIMITED

By:	/s/ Jinyuan Li
Name:	Jinyuan Li
Title:	Director

TIENS INVESTMENT HOLDINGS GROUP LIMITED

By:	/s/ Jinyuan Li
Name:	Jinyuan Li
Title:	Authorized Person

JINYUAN LI

/s/ Jinyuan Li